UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On September 20, 2018, the Board of Directors (the “Board”) of TDH Holdings, Inc. (the “Company”) has approved acquisitions by the Company of TDH Group, a company established under the laws of Belgium (“TDH Belgium”) and TDH Japan, a company established under the laws of Japan (“TDH Japan”). In connection with the foregoing transactions the Company executed Share Sale and Purchase Agreements (together, the “Agreements”) pursuant to which the Company agreed to pay approximately USD$ 936,782 and USD $156,130 (RMB 6 million and RMB 1 million), respectively, to acquire all of outstanding securities of TDH Belgium and TDH Japan, respectively, from the sole shareholder of each entity, Rongfeng Cui, the Company’s CEO. The purchase consideration under the Agreements will be paid by issuance of 936,782 and 156,130 restricted common shares of the Company, respectively. Rongfeng Cui incorporated TDH Belgium in 2012 and TDH Japan in 2017 to develop and maintain all the clients in Europe and Japan, and to distribute and expand product sales in European and Japanese markets. The terms and provisions of the foregoing transactions have been reviewed and approved by the Board’s Audit Committee consisting solely of independent members of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 17, 2018

TDH HOLDINGS, INC.

By:	/s/ Cui Rongbing
Name: Cui Rongbing
Title: Chief Financial Officer

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